May 15, 2007

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Attention:	Kaitlin Tillan
Assistant Chief Accountant

Re:	Thoratec Corporation (the “Company”)
Form 10-K for the fiscal year ended December 30, 2006
Filed April 2, 2007
Form 8-K dated February 15, 2007
File No. 0-49798
Dear Ms. Tillan:
     In connection with responding to the Company’s response of even date herewith to the staff’s comment letter dated May 1, 2007, the Company hereby acknowledges that:
• The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me with any questions at (925) 738-0109.
Sincerely,
/s/ David Smith
David Smith
Executive Vice President
Chief Financial Officer

cc:	David Lehman, Senior Vice President and General Counsel, Thoratec Corporation Gregory J. Conklin, Esq., Gibson, Dunn & Crutcher